Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
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Washington, D.C. 20549

U.S.A.

CGN IR, nr
10 March 2005




05006604

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

3/21

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
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and further information please turn over.

Issuer: Deutsche Lufthansa AG	File No. 82-4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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Monthly Report 02/2005

- Investor Info
- Traffic Figures

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Investor Info

Change in capacity utilisation in February 2005 compared with previous year


75
70
65
60
%
2005
2004
PassengerLF
CargoLF
GroupLF

Traffic performance influenced by special factors

In February 2005 the Lufthansa Group Airlines carried 3.5 million passengers, a drop of 3.4 per cent compared with the same period last year. Passenger business was adversely affected by a number of special factors, such as the leap year (resulting in a 3.5 per cent reduction in the number of days in the month), unusually persistent weather fronts with snow and ice, particularly in Munich, plus flight cancellations at Frankfurt in connection with the visit to Germany by President Bush. Capacity decreased by 0.5 per cent, sales by 1.1 per cent, causing the passenger load factor to slip 0.4 percentage points to 72.0 per cent. Despite the reduction in capacity, load factors for the Europe traffic region (down 0.1 percentage points) and the Americas (up 0.2 percentage points) remained essentially at the prior-year level. In the Asia / Pacific traffic region, sales increased but failed to keep pace with the increase in capacity on routes from Munich, with the result that the passenger load factor fell by 2.2 percentage points to 79.5 per cent.

Lufthansa Cargo carried 135,000 tonnes of freight and mail, lowering the volume of cargo it transported in the month of February by 4.0 per cent. The 3.1 per cent increase in capacity was due to the additional marketing of US Airways belly capacities and the collaboration with DHL, which raised available capacity on European routes. Sales slipped 3.3 per cent, while at 66.2 per cent the cargo load factor was 4.4 percentage points below the previous year's level. Lufthansa Cargo will adjust capacities in March and scale back its chartering of additional cargo aircraft.

The overall load factor for the Lufthansa Group (passengers and cargo) in February was 68.9 per cent, representing a year-on-year decline of 3.0 percentage points.

Lufthansa presents preliminary interim figures for 2004

According to preliminary figures, the Lufthansa Group posted an operating profit of about euro 380m for the 2004 financial year (previous year: euro 36m) and a net profit of around euro 400m, compared with a net loss of euro 984m in 2003. The Executive Board will therefore propose to the Supervisory Board, that dividend payments be resumed, with a payout of 30 euro cents per share.

Capacity increase by 1.5 per cent in summer timetable

Lufthansa is raising capacity on its long-haul routes by 2.4 per cent in the 2005 summer timetable and reducing its services on short- and medium-haul routes by 0.9 per cent. New additions are thrice-weekly flights from Frankfurt to Hyderabad, India, and Port Harcourt, Nigeria, plus a daily flight from Munich to Washington. Together with its codeshare partners, Lufthansa offers nearly 24,500 flights to 375 destinations in 93

countries worldwide. The summer timetable is valid from 27 March to 29 October.

Lufthansa Cargo raises fuel surcharge
Due to the unabated rise in kerosene prices, Lufthansa Cargo has increased its fuel surcharge from 30 euro cents to 35 euro cents per kilo of actual weight with effect from 21 March 2005. This is in line with the Lufthansa Cargo Fuel Price Index (for details, see www.lufthansa-cargo.com/Info Center/Fuel Price Index).

Please note:
The Lufthansa Group's annual results for 2004 will be published on 23 March 2005. On that date from 11 a.m. CET the Annual Report will also be available for downloading from the Internet.

The next Investor Info with the traffic figures for March 2005 will be published on 11 April 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: *investor.relations@dlh.de*

9 March 2005

Traffic Figures

Lufthansa Passenger Business Group*	**February 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	3,502	- 3.4	7,032	- 1.4
Available seat-kilometres (mio)	10,012	- 0.5	20,860	+ 1.0
Revenue pax-kilometres (mio)	7,208	- 1.1	15,157	+ 2.9
Passenger load factor (per cent)	72.0	- 0.4P.	72.7	+ 1.4P.
Number of Flights	47,103	- 0.5	92,747	- 2.1

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**February 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1,000 tonnes	135	- 4.0	262	+ 0.8
Available Cargo tonne-km (mio)	908	+ 3.1	1,823	+ 8.3
Revenue Cargo tonne-km (mio)	601	- 3.3	1,183	+ 3.5
Cargo load-factor (%)	66.2	- 4.4P.	64.9	- 3.0P.
Number of Flights	2,356	+ 25.9	4,731	+ 31.8

Lufthansa Group	**February 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	1,925	+ 2.1	3,926	+ 4.8
Revenue tonne-kilometres (mio)	1,327	- 2.1	2,711	+ 3.2
Overall load factor (per cent)	68.9	- 3.0P.	69.0	- 1.1P.
Number of Flights	49,459	+ 0.5	97,478	- 0.9

Europe (incl. Germany)	**February 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	2,716	- 4.6	5,356	- 3.1
Available seat-kilometers (mio)	3,022	- 4.9	6,018	- 5.2
Revenue pax-kilometers (mio)	1,785	- 5.0	3,579	- 2.2
Passenger load-factor (%)	59.1	- 0.1P.	59.5	+ 1.9P.
Cargo/mail in 1,000 tonnes	58	- 5.7	112	- 3.4
Available Cargo tonne-km (mio)	101	+ 9.2	201	+ 9.5
Revenue Cargo tonne-km (mio)	41	+ 2.5	80	+ 2.5
Cargo load-factor (%)	40.5	- 2.6P.	39.8	- 2.7P.

America (North & South)	**February 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	355	- 3.6	769	- 0.9
Available seat-kilometers (mio)	3,395	- 3.5	7,202	- 2.3
Revenue pax-kilometers (mio)	2,623	- 3.3	5,666	+ 0.0

Passenger load-factor (%)	77.3	+ 0.2P.	78.7	+ 1.8P.
Cargo/mail in 1,000 tonnes	37	+ 4.1	69	+ 9.8
Available Cargo tonne-km (mio)	335	+ 9.1	661	+ 15.1
Revenue Cargo tonne-km (mio)	236	+ 1.7	455	+ 9.1
Cargo load-factor (%)	70.6	- 5.0P.	68.7	- 3.8P.

Asia/Pacific	**February**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	284	+ 9.4	592	+ 13.3
Available seat-kilometers (mio)	2,688	+ 8.3	5,648	+ 10.6
Revenue pax-kilometers (mio)	2,137	+ 5.4	4,470	+ 10.9
Passenger load-factor (%)	79.5	- 2.2P.	79.2	+ 0.3P.
Cargo/mail in 1,000 tonnes	31	- 11.1	63	- 2.7
Available Cargo tonne-km (mio)	392	- 4.4	805	+ 2.4
Revenue Cargo tonne-km (mio)	275	- 9.8	555	- 1.6
Cargo load-factor (%)	70.3	- 4.1P.	68.9	- 2.9P.

Middle East & Africa	**February**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	146	- 1.3	313	+ 3.4
Available seat-kilometers (mio)	902	+ 1.8	1,969	+ 7.5
Revenue pax-kilometers (mio)	658	- 1.8	1,425	+ 4.2
Passenger load-factor (%)	72.9	- 2.7P.	72.3	- 2.3P.
Cargo/mail in 1,000 tonnes	9	+ 3.1	18	+ 9.3
Available Cargo tonne-km (mio)	80	+ 12.8	156	+ 12.1
Revenue Cargo tonne-km (mio)	49	+ 9.1	94	+ 10.9
Cargo load-factor (%)	60.9	- 2.1P.	60.1	- 0.7P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 March 2005

top 

9 March 2005-2



▶ **Walter Gehl appointed LSG's Chief Executive Officer**

Supervisory Board approves reduction of Executive Board positions

The Supervisory Board of LSG Lufthansa Service Holding AG appointed Walter Gehl as Chief Executive Officer and assigned a seat on the Board to Jochen Müller at its meeting today. As long since planned, Ulrich Bröscher and Hans Albrecht stepped down today from the Executive Board of LSG Holding at their own request. Thomas Nagel will, as announced last year, succeed Ulrich Bröscher.

As a further step in the restructuring of LSG, the Supervisory Board has reduced the number of Executive Board positions from four to three. Walter Gehl (52), interim CEO since November 2004, will in future as Chief Executive Officer be responsible for Finance, Human Resources and IT as well as the Corporate Functions. Jochen Müller (43), an internationally experienced manager, will head the newly created Solutions Division with responsibility for creating innovative inflight service solutions for the airline business. Jochen Müller was previously responsible as Chief Operating Officer for the Europe/Middle East/Africa region at LSG Sky Chefs.

Ulrich Bröscher (60), previously in charge of the Operations Division, is going into retirement after 30 years' service with LSG and two extensions of his term on the Executive Board. His successor, Thomas Nagel (55), will also oversee sales activities alongside his responsibility for Operations.

Hans Albrecht (58) had been in charge of Human Resources on the LSG Holding Executive Board since March 2002. He was additionally responsible for LSG's organizational realignment within a worldwide program aimed at reducing administrative cost over the past two years. Hans Albrecht is stepping down for personal reasons.

The LSG Supervisory Board is indebted to Ulrich Bröscher and Hans Albrecht for their commitment and intensive support in the restructuring of the company.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel. +49 69 / 696 - 51014/-2999
Fax +49 69 / 696 - 95428
http://presse.lufthansa.com

9 March 2005

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7 March 2005



► **Lufthansa Cargo raises fuel surcharge**

Kerosene prices rising again

In face of rising kerosene prices, Lufthansa Cargo is raising its fuel surcharge from 0.30 to 0.35 euro per kilo of actual freight weight, effective 21 March 2005. Prices for crude oil and crude oil products have for weeks stood at a record level. Increases in the fuel surcharge are governed by a methodology based on Lufthansa Cargo's Fuel Price Index which is based on the average price of aviation fuel in the world's five, key spot markets. Once the index exceeds a specific benchmark for two consecutive weeks, the logistics services provider in the Lufthansa Group adjusts the fuel surcharge accordingly upwards.

The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, allowing customers to understand how adjustments to the surcharge are calculated. Updates and further details of the methodology are available on our website: **www.lufthansa-cargo.com / Info Center / Fuel Price Index**.

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: +49 69-696-91123
Fax: +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

7 March 2005

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Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 1 March 2005

▷ Lufthansa presents preliminary figures for 2004

According to preliminary figures, the Lufthansa Group posted a positive operating result of around EUR 380 million for the 2004 financial year (2003: EUR +36 million). The positive net result for the year amounts to approximately EUR 400 million (2003: EUR -984 million). On this basis the Executive Board will recommend the Supervisory Board to draw up the annual accounts accordingly and to resume dividend payments at a rate of EUR 0.30 per share. No dividend was distributed to the shareholders for the financial year 2003.

The Supervisory Board will approve the balance sheet in its meeting on 22 March 2005.

Lufthansa will publish detailed information on the 2004 annual financial statements at the annual press conference on 23 March 2005. The data will be posted simultaneously on Lufthansa's website www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696-90997, fax +49 69 696-90990
Email: investor.relations@dlh.de

01 March 2005



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